Exhibit 77C

Submission of matters to a vote of security holders for Great-West Funds, Inc.

(a) An Annual Meeting of Shareholders was held on February 21, 2017 at 8515 E. Orchard Road, Greenwood Village, Colorado 80111

(c) To approve an amended and restated investment advisory agreement between Great-West Funds, Inc. (“Great-West Funds”) and Great-West Capital Management, LLC (“GWCM”)

The votes cast in this matter were:

For: 1,354,170,994.69

Against: 30,624,940.50

Abstain*: 123,331,690.61

* All Abstain votes are treated as “present” for purposes of achieving a quorum and in determining the votes cast on the proposals, but not as having voted FOR the proposals (and therefore have the effect of a vote AGAINST).